EXHIBIT 99.4

Disclosure of Transactions in Own Shares

Paris, May 16, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 9, 2019 to May 15, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
09.05.2019	127,462	46.7428	5,957,931	XPAR
09.05.2019	51,000	46.7818	2,385,872	BATE
09.05.2019	66,000	46.7810	3,087,546	CHIX
09.05.2019	40,000	46.7833	1,871,332	TRQX
10.05.2019	268,557	46.8692	12,587,052	XPAR
10.05.2019	80,500	46.8648	3,772,616	BATE
10.05.2019	145,000	46.8673	6,795,759	CHIX
10.05.2019	87,000	46.8649	4,077,246	TRQX
13.05.2019	158,017	47.0560	7,435,648	XPAR
13.05.2019	25,794	47.0479	1,213,554	BATE
13.05.2019	66,774	47.0479	3,141,576	CHIX
13.05.2019	38,245	47.0472	1,799,320	TRQX
14.05.2019	156,498	47.2458	7,393,873	XPAR
14.05.2019	24,944	47.2356	1,178,245	BATE
14.05.2019	71,791	47.2309	3,390,754	CHIX
14.05.2019	34,501	47.2361	1,629,693	TRQX
15.05.2019	116,284	47.4961	5,523,036	XPAR
15.05.2019	50,000	47.4853	2,374,265	BATE
15.05.2019	80,000	47.4857	3,798,856	CHIX
15.05.2019	40,000	47.4842	1,899,368	TRQX
Total	1,728,367	47.0465	81,313,541

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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